SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) AND CONNECTED PERSONS
This announcement is made in accordance with the requirements of DTR 3.1.4R(1)(a).
Prudential plc was notified on 8 May 2015 that certain transactions by PDMRs in the Company's ordinary shares of 5p each and ADRs took place on 7 May 2015 in London and New York (details of which are set out below):

Disposal of ordinary shares of 5p each

Name	Beneficial interest in shares before sale	Shares disposed of	Price shares sold at £	Total beneficial interest (and percentage) following notification	Number of shares subject to performance conditions	Total interest in shares
T Thiam	991,877	359,794	15.9596	632,083 (0.025%)	675,344	1,307,427
P-O Bouée	126,079	33,226	15.9596	92,853 (0.004%)	249,458	342,311
J Hunt	162,770	53,000	15.9596	109,770 (0.004%)	328,881	438,651
M McLintock	506,797	300,000	15.9596	206,797 (0.008%)	126,185	332,982
N Nicandrou	402,528	140,000	15.9596	262,528 (0.010%)	359,046	621,574
M Coltman	142,381	80,000	15.9596	62,381 (0.002%)	149,644	212,025
J Foley	356,447	140,584	15.9596	215,863 (0.008%)	409,988	625,851
J Murray	128,266	65,245	15.9596	63,021 (0.002%)	196,380	259,401
T Rolfe	36,025	22,114	15.9596	13,911 (0.001%)	99,617	113,528
Disposal of ADRs

Name	Beneficial interest in ADRs before sale	ADRs disposed of	ADRs gifted to a charity	Price ADRs sold at $	Total beneficial interest (and percentage) following notification	Number of ADRs subject to performance conditions	Total interest in ADRs
B Stowe	192,508	64,279	6,100	48.62	122,129 (0.009%)	180,015	302,144
M Wells	384,265	134,866	20,487	48.53	228,912 (0.018%)	360,823	589,735
Purchase of ADRs
Prudential plc was notified on 7 May 2015 that a transaction by a PDMR in the Company's ADRs took place on 7 May 2015 in New York (details of which are set out below):

Name	Beneficial interest in ADRs before purchase	ADRs purchased	Price ADRs purchased at $	Total beneficial (and percentage) holding following notification
A Schroder	1,250	3,000	48.58	4,250 (0.001%)
Additional Information
Prudential plc ADRs are issued at a ratio of 1 ADR being equal to 2 Prudential plc ordinary shares of 5p each
Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

8 May 2015
Name of contact and telephone number for queries:
Jennie Webb, Share Plans Manager, 020 7548 2027

Name of duly authorised officer of issuer responsible for making notification:
Stefan Bort, Deputy Group Secretary, 020 7548 2115

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 08 May 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Stefan Bort

Stefan Bort
Deputy Group Secretary